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                               September 12, 2022

       Timothy Hwang
       Chief Executive Officer
       FiscalNote Holdings, Inc.
       1201 Pennsylvania Avenue, N.W., 6th Floor
       Washington, D.C. 20004

                                                        Re: FiscalNote
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 26,
2022
                                                            File No. 333-267098

       Dear Mr. Hwang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 26, 2022

       Prospectus Cover Page, page i

   1. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders
paid for such shares and warrants.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Timothy Hwang
FirstName
FiscalNote LastNameTimothy  Hwang
           Holdings, Inc.
Comapany 12,
September  NameFiscalNote
               2022        Holdings, Inc.
September
Page 2     12, 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that certain of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Risk Factors, page 9

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is roughly at the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. Please also highlight the negative pressure potential sales of shares could have on the public trading price of the Class A Ordinary Shares specifically with respect to the potential resulting effects on meeting your Earnout
         Triggering Events, which we note are $10.50, $12.50, $15.00, $20.00 and $25.00.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
61

5. We note that the projected adjusted revenues for 2021 were $108 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and the SPAC in connection
with the evaluation
         of the Business Combination. We also note that your actual revenues for the year ended
         December 31, 2021 was approximately $82.9 million. It appears that you missed your
         2021 revenue projection. Please update your disclosure in Liquidity and Capital
         Resources, and elsewhere, to provide updated information about the
company   s financial
         position and further risks to the business operations and liquidity in light of these circumstances
Company Overview, page 82

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
 Timothy Hwang
FiscalNote Holdings, Inc.
September 12, 2022
Page 3
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
      impact the market price of the company   s common stock. Your discussion
should
      highlight the fact that your Sponsor, a beneficial owner of approximately 30% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ryan Lichtenfels at 202-551-4457 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                            Sincerely,
FirstName LastNameTimothy Hwang
                                                            Division of
Corporation Finance
Comapany NameFiscalNote Holdings, Inc.
                                                            Office of Trade &
Services
September 12, 2022 Page 3
cc:       Brandon Bortner
FirstName LastName